Exhibit (e)(4)

October 23, 2002

Dear Mr. Soursac,

It is agreed (i) that the severance policy described in Attachment A hereto replaces in their entirety all of the agreements and provisions relating to severance or other entitlements triggered by a termination of employment or other service contained in all of your existing employment or service agreements or arrangements with any entity of the Aventis Group, with immediate effect, (ii) that such prior agreements and provisions are hereby terminated as of the date hereof, and (iii) that you relinquish and release any and all rights that you may have under such prior agreements and provisions.

Very truly yours,

/s/ SUSAN KETTERMAN
By: Susan Ketterman
Vice-President, Human Resources, NA

Acknowledged and Agreed

/s/ THIERRY SOURSAC

Attachment A

Severance Policy

I. Covered Executive	Mr. Thierry Soursac (the “Executive”)

II. Triggering Termination	A termination of employment and service with Aventis SA and its subsidiaries and affiliates (the “Aventis Group”) initiated by either:

A.    The Aventis Group at any time for reason other than disability, death or cause, provided, however, that the Executive will not be entitled to payments or benefits pursuant to this Severance Policy if his current employment or service agreements or arrangements with the Aventis Group are terminated or amended as a result of a restructuring of the Aventis Group and the Executive is offered a position that does not result in a significant reduction in his global responsibilities within the Aventis Group or in a reduction in his base salary.  For the purpose of this Severance Policy, “cause” will mean the conviction of Executive of a felony or a misdemeanor, if the misdemeanor involves moral turpitude or affects the image of the Aventis Group or any entity of the Aventis Group, larceny, embezzlement, conversion or any other act involving the misappropriation of company funds, assets or opportunities, refusal to carry out specific directions by the relevant board of the relevant Aventis entity, gross negligence or intentional misconduct in the performance or non-performance of the services, material breach of any provisions of the relevant employment or service agreements; or

B.    The Executive at any time, if such termination by the Executive occurs within six months following the occurrence of one or more of the following events, provided the Executive gives a one-month prior written notice to the Chairman of the Supervisory Board of Aventis SA:

(i)    significant reduction of his global responsibilities within the Aventis Group; or

(ii)   reduction in his base salary; or

(iii)  significant amendment to the structure of his Annual Cash Compensation (as defined below).

III. Limitation to Triggering of Severance Policy

Notwithstanding anything in this Severance Policy to the contrary, in the case of II.A and II.B above, the Executive will only be entitled to payments or benefits pursuant to this Severance Policy if (i) he resigns from all of his positions within the Aventis Group immediately upon request of the relevant Aventis entity(ies), (ii) he executes a general and complete release of claims against the Aventis Group in form and substance satisfactory to the Aventis Group, and (iii) he complies with the confidentiality and non-solicitation obligations described in Sections XI and XII below.

IV.           Definition of Annual Cash Compensation

For purposes of this Severance Policy, “Annual Cash Compensation” means an amount equal to the sum of A and B below:

A.    Annual base salary (which, in the case of split payrolls, shall be the sum of all annual base salaries paid to the Executive by the relevant entities of the Aventis Group in the relevant jurisdictions) in effect immediately prior to the effective date of the termination, and

B.    The target bonus level (which, in the case of split payrolls, shall be the sum of all target amounts in the relevant jurisdictions) for the year in which the termination occurred.

V.            Payments

A.    Cash Severance Payments.  In the case of II.A or II.B above, the Executive will receive a severance payment equal to three (3) times his Annual Cash Compensation.  This severance payment includes, among other things, the compensation relating to any required contractual or statutory notice period.

B.    Annual Bonus payment will be prorated for the period in which the termination occurs, including any notice period.

C.    Long Term Incentive Plan awards will be prorated based on the following:

(i)    Length of time actively employed during cycle,

(ii)   Aventis SA’s performance to date of

termination, and

(iii)  Assumption Aventis SA attains target for balance of cycle

D.    Stock Based Plan awards are exercisable according to the provisions of the plan for the full life of the awards, as though the Executive continued to be employed by Aventis, but with no immediate vesting.

E.     Gross Up Payments that result in any excise taxes, resulting from Severance Payments.

F.     Vacation Pay for any unused vacation as of the date of termination.

G.    Aventis S.A. and/or one or more other entities of the Aventis Group to be selected by Aventis SA will make any payments provided for in this Severance Policy to the Executive within 30 days following the date of termination.

H.    Any compensatory payments, severance and other payments received by Executive from any other company of the Aventis Group will be deducted from the severance payments to be paid in accordance with this Severance Policy.

VI. Benefits

On the cost sharing basis in effect immediately prior to termination, medical, dental, life insurance benefits and disability insurance benefits continue for 24 months after termination.  Discontinued if provided by new employer.

VII.         Retirement

In the case of II.A or II.B above, immediate termination of credit as from the expiration of the notice period.

VIII.        Outplacement

In the case of II.A or II.B above, outplacement and relocation assistance in accordance with plans in effect at the time of termination, but for not more than 12 months or as required by local practice.

IX. Tax and Financial Planning	Provide tax and financial services for a 12-month period for a cost not to exceed 10,000 USD or as required by local practice.

X. Legal Fees	Reimbursement of legal fees in connection with collecting Severance Payments, not to exceed 50,000 USD.

XI. Confidentiality	After the date of termination, Executive will strictly comply with the confidentiality obligations provided in his employment or service agreements or arrangements in effect immediately prior to the date of termination, for the period of time provided in such agreements or arrangements.

XII. Non-Solicitation

During a period of three years immediately following the date of termination, the Executive will not, directly or indirectly, solicit any person who on the date of termination is an officer, employee or consultant of any entity of the Aventis Group, to leave the employ or cease providing services to such entity.

XIII. Termination

Notwithstanding anything in this Severance Policy to the contrary, the Executive will only be entitled to payments or benefits pursuant to this Severance Policy in the case of II.A or II.B above if his employment or service agreements or arrangements with the Aventis Group are effectively terminated before February 28, 2007.

XIV. Guarantee	Aventis SA or its successor guarantees obligations for payments under this Severance Policy.

/s/ SUSAN KETTERMAN
By: Susan Ketterman
Vice President, Human Resources, NA

Acknowledged and Agreed

/s/ THIERRY SOURSAC
Mr. Thierry Soursac